Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07020669

January 23, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

dlw 1/30

Man Group plc
23 January 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 22 January 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$30.65.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.29%
Last 12 months	+5.4%
Annualised return since inception	+13.0%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Man Group plc

2. Reason for the notification *Initial Disclosure under Transparency and Disclosure Rules*

3. Full name of person(s) subject to the notification obligation: Baillie Gifford & Co

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 19 January 2007

6. Date on which issuer notified: 22 January 2007

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Share GB00B16BRD58	N/A	N/A			95,942,538		5.10

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights

95,942,538 5.10

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

In the narrative below, the figures in [ ] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.
Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.
Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limited [2,592,163; 0.1%] is also a discretionary investment manager.
Its wholly-owned direct subsidiary undertaking Baillie Gifford Life Limited [20,403,047; 1.1%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.
Its wholly-owned indirect (via Baillie Gifford Life Limited) subsidiary undertaking Baillie Gifford & Co Limited [3,377,376; 0.2%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Barry Wakefield

15. Contact telephone number: 020 7144 1735

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder		Account Designation	Holding
BANK OF IRELAND			16,512
BANK OF NEW YORK			124,928
Barclays Capital Nominees Ltd			476,000
Barclays Capital Nominees Ltd			511,000
Barclays Capital Nominees Ltd			47,840
Barclays Capital Nominees Ltd			511,000
Barclays Capital Nominees Ltd			1,427,587
Barclays Capital Nominees Ltd			8,436,596
Barclays Capital Nominees Ltd			61,022
Barclays Global Investors			673,796
Barclays Global Investors			164,100
Barclays Global Investors			165,735
Barclays Global Investors			524,305
Barclays Global Investors			1,667,610
Barclays Global Investors			7,846,046
Barclays Global Investors			2,143,169
Barclays Global Investors			536,784
Barclays Global Investors			175,151
Barclays Global Investors			13,660
Barclays Global Investors			5,678,562
Barclays Global Investors			39,347
Barclays Global Investors			29,996
Barclays Global Investors			302,310
Barclays Global Investors Canada			139,212
BARCLAYS TRUST CO AS EXEC/ADM			600
Barclays Trust Co R69			10,266
BBHISL Nominees Ltd	HGB0125	32349601	5,400
BBHISL Nominees Ltd	HGB0125	32449201	13,908

BBHISL Nominees Ltd	HGB0125	59419801	1,141
BBHISL Nominees Ltd	HGB0125	59553401	3,366
BBHISL Nominees Ltd	HGB0125	59571201	1,428
BBHISL Nominees Ltd	HGB0125	59710301	1,314
BBHISL Nominees Ltd	HGB0125	59737501	4,212
BBHISL Nominees Ltd	HGB0125	59738301	5,418
BBHISL Nominees Ltd	HGB0125	59744801	2,982
BBHISL Nominees Ltd	HGB0125	64544201	3,810
BBHISL Nominees Ltd	HGB0125	65136101	1,470
BBHISL Nominees Ltd	HGB0125	66860401	1,278
BBHISL Nominees Ltd	HGB0125	67940101	19,542
BBHISL Nominees Ltd	HGB0125	69108801	2,250
BBHISL Nominees Ltd	HGB0125	69238601	3,882
BBHISL Nominees Ltd	HGB0125	69340401	2,400
BBHISL Nominees Ltd	HGB0125	69390001	2,940
BBHISL Nominees Ltd	HGB0125	69720501	6,600
BBHISL Nominees Ltd	HGB0125	69732901	14,766
BBHISL Nominees Ltd	HGB0125	69738801	1,452
BBHISL Nominees Ltd	HGB0125	69829501	2,244
BBHISL Nominees Ltd	HGB0125	70314001	1,422
BBHISL Nominees Ltd	HGB0125	70335301	2,940
BBHISL Nominees Ltd	HGB0125	70339601	1,878
BBHISL Nominees Ltd	HGB0125	70387601	1,380
BBHISL Nominees Ltd	HGB0125	70391401	1,152
BBHISL Nominees Ltd	HGB0125	80750701	8,418
BBHISL Nominees Ltd	HGB0125	80766301	1,866
BBHISL Nominees Ltd	HGB0125	83011801	2,244
BBHISL Nominees Ltd	HGB0125	88608301	1,668
BBHISL Nominees Ltd	HGB0125	300000001	1,818
BBHISL Nominees Ltd	HGB0125	310007101	3,810
BBHISL Nominees Ltd	HGB0125	310042001	2,310
BBHISL Nominees Ltd	HGB0125	310092601	5,076
BBHISL Nominees Ltd	HGB0125	310128001	2,454
BBHISL Nominees Ltd	HGB0125	310186801	1,698
BBHISL Nominees Ltd	HGB0125	310205801	1,464
BBHISL Nominees Ltd	HGB0125	310246501	21,000
BBHISL Nominees Ltd	HGB0125	310254601	2,988
BBHISL Nominees Ltd	HGB0125	310255401	18,000
BBHISL Nominees Ltd	HGB0125	310266001	738
BBHISL Nominees Ltd	HGB0125	310311901	2,064
BBHISL Nominees Ltd	HGB0125	310589801	1,080
BBHISL Nominees Ltd	HGB0125	310590101	858
BBHISL Nominees Ltd	HGB0125	310594401	1,716
BBHISL Nominees Ltd	HGB0125	700009301	2,058
BBHISL Nominees Ltd	HGB0125	700083201	1,338
BBHISL Nominees Ltd	HGB0125	700106501	1,656
BBHISL Nominees Ltd	HGB0225	59579802	2,700
BBHISL Nominees Ltd	HGB0225	67355102	1,200
BBHISL Nominees Ltd	HGB0225	70160102	3,426
BBHISL Nominees Ltd	HGB0225	70383302	7,584
BBHISL Nominees Ltd	HGB0225	87093402	2,082

BBHISL Nominees Ltd	HGB0225	310594402	435
BBHISL Nominees Ltd	HGB0325	70309403	1,506
BBHISL Nominees Ltd	HGB0325	87093403	1,176
BNP PARIBAS			147,337
CIBC MELLON GLOBAL SECURITIES			98,671
Def Barclays Global Investors			209,735
Durlacher Nominees Ltd			563,182
Gerrard Nominees Limited		602698	600
Gerrard Nominees Limited		650668	1,500
Gerrard Nominees Limited		653035	1,750
Greig Middleton Nominees Limited (GM1)			73,721
Greig Middleton Nominees Ltd (GM3)		126066DA	3,000
Greig Middleton Nominees Ltd (GM3)		220805DN	219,264
INVESTORS BANK & TRUST COMPANY			258,580
INVESTORS BANK AND TRUST CO.			56,457
INVESTORS BANK AND TRUST CO.			605,825
INVESTORS BANK AND TRUST CO.			50,436
INVESTORS BANK AND TRUST CO.			5,386,402
INVESTORS BANK AND TRUST CO.			86,258
INVESTORS BANK AND TRUST CO.			528,946
INVESTORS BANK AND TRUST CO.			116,408
JP MORGAN (BGI CUSTODY)			32,589
JP MORGAN (BGI CUSTODY)			108,731
JP MORGAN (BGI CUSTODY)			273,377
JP MORGAN (BGI CUSTODY)			477,747
JP MORGAN (BGI CUSTODY)			243,100
JP MORGAN (BGI CUSTODY)			552,325
JP MORGAN (BGI CUSTODY)			256,406
JP MORGAN (BGI CUSTODY)			215,604
JP MORGAN (BGI CUSTODY)			1,132,524
JP MORGAN (BGI CUSTODY)			748,806
JP MORGAN (BGI CUSTODY)			408,368
JP MORGAN (BGI CUSTODY)			639,962
JP MORGAN (BGI CUSTODY)			925,400
JP MORGAN (BGI CUSTODY)			1,664,291
JP MORGAN (BGI CUSTODY)			13,770,922
JP MORGAN (BGI CUSTODY)			18,031,230
JP Morgan Chase			1,284,126
JP Morgan Chase			17,724
JP Morgan Chase			94,899
JP Morgan Chase			283,677
JP Morgan Chase			53,554
JP Morgan Chase			76,733
JP Morgan Chase			971,354
JP Morgan Chase			45,674
JP Morgan Chase			54,168
JP Morgan Chase			191,227
JP Morgan Chase			10,431
JP Morgan Chase			256,933
JP Morgan Chase			24,059
JP Morgan Chase			240,663

JP Morgan Chase	14,766
JP Morgan Chase	176,961
JP Morgan Chase	71,809
JP Morgan Chase	58,192
JPMORGAN CHASE BANK	58,754
JPMORGAN CHASE BANK	857,678
JPMORGAN CHASE BANK	129,900
JPMORGAN CHASE BANK	2
Master Trust Bank of Japan, Ltd.	769,924
Master Trust Bank of Japan, Ltd.	66,593
Mellon Trust - US CUSTODIAN / TRUSTEE	296,079
Mellon Trust - US CUSTODIAN / TRUSTEE	62,749
MELLON TRUST OF NEW ENGLAND	130,711
Mitsubishi UFJ Trust and Banking Corporation	33,877
Mitsui Asset Trust and Banking Company,Limited	30,934
Mizuho Trust & Banking Co., Ltd.	1,092
Mizuho Trust & Banking Co., Ltd.	1,389,036
Mizuho Trust & Banking Co., Ltd.	7,293
Mizuho Trust & Banking Co., Ltd.	7,369
NORTHERN TRUST BANK - BGI SEPARATE FUND CUSTODY ON	339,561
NORTHERN TRUST BANK - BGI SEPARATE FUND CUSTODY ON	269,485
R C Greig Nominees Limited	1,282,614
R C Greig Nominees Limited a/c AK1	136,275
R C Greig Nominees Limited a/c BL1	35,485
R C Greig Nominees Limited a/c CM1	24,905
R C Greig Nominees Limited GP1	95,396
R C Greig Nominees Limited SA1	71,393
Reflex Nominees Limited	24,828
STATE STREET BANK & TRUST - WIRE BANK - ABA#026009	87,563
STATE STREET BANK AND TRUST CO	71,552
STATE STREET BOSTON	245,128
STATE STREET BOSTON	826,163
STATE STREET TRUST OF CANADA - WIRE BANK - NO ABA	233,039
The Northern Trust Company - U.S. CUSTODIAN/TRUSTE	164,206
ZEBAN NOMINEES LIMITED	1,259,727
ZEBAN NOMINEES LIMITED	48,611
Total	**92,814,466**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 3 US cents each

10. Date of transaction

Unknown

11. Date company informed

23 January 2007

12. Total holding following this notification

92,814,466

13. Total percentage holding of issued class following this notification

4.93%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

23 January 2007